SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

(Mark one):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

For the fiscal year ended December 31, 2002.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _________________________ to _________________________

Commission file number 0-24425

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, Tennessee 37620

Report of Independent Auditors

To the Participants and Administrator of the
King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the King Pharmaceuticals, Inc. 401 (k) Retirement Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Greensboro, North Carolina
June 20, 2003

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001
Assets
Investments, at fair value	$35,529,278	$42,007,708
Receivables:
Contributions receivable
Participant	295,304	14
Employer	94,634	210
Accrued income	16,518	—
Cash	12,851	272,093

Total assets	35,948,585	42,280,025

Liabilities
Accrued administrative expenses	8,655	—

Net assets available for plan benefits	$35,939,930	$42,280,025

The accompanying notes are an integral part of these financial statements.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2002

2002
Additions to net assets attributed to:
Participant contributions	$6,925,418
Employer contributions	2,097,636
Rollover contributions	772,877
Interest income	51,602

Total additions	9,847,533

Deductions from net assets attributed to:
Net depreciation in fair value of investments	13,452,123
Benefits paid	2,688,124
Administrative expenses	47,381

Total deductions	16,187,628

Net increase	(6,340,095)
Net assets available for benefits
Beginning of year	42,280,025

End of year	$35,939,930

The accompanying notes are an integral part of these financial statements.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

1.	Description of Plan

The following description of the King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, established by King Pharmaceuticals, Inc. (the “Company”) as of January 1, 1994, under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all employees who have completed a minimum of one hour of service and are at least 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participation in the plan is voluntary. Active participants can contribute up to 100% of earnings to the Plan in accordance with Internal Revenue Code Section 402(g). The Company contributes a discretionary matching percentage of the participant’s eligible contributions for the Plan year.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after 3 years of credited service.

Investment Options

The Plan provides participants eleven investment options as of December 31, 2001:

Artisan International Fund
Janus Worldwide Fund
King Pharmaceuticals, Inc. Common Stock
Lazard International Equity Portfolio Fund
PIMCO Total Return Institution Fund
Schwab Retirement Money Market
Vanguard Equity Income Fund
Vanguard Growth Index Fund
Vanguard Index 500 Fund
Vanguard Institutional Index Fund
Vanguard Intermediate-Term Bond Fund

The Plan provides participants twelve investment options as of December 31, 2002

Artisan International Fund FAM Value Fund King Pharmaceuticals, Inc. Common Stock MFS Massachusetts Investors Growth Fund MFS Mid Cap Growth Fund

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

PIMCO Low Duration Institutional Fund
PIMCO Total Return Institutional Fund
Schwab Retirement Money Market
Vanguard Equity Income Fund
Vanguard Index 500 Portfolio
Vanguard Intermediate – Term Bond Index Fund

Participant Accounts

Participant accounts are credited with units by investment fund for participant contributions, employer contributions, fund transfers or loan repayments. Unit values are calculated daily to reflect the gains or losses of the underlying fund investments and expenses. The benefit to which a participant is entitled is the benefit that can be provided from the units in the participant’s fund multiplied by the appropriate unit values on the valuation date limited to the amount which can be provided from the participant’s vested account.

Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loan repayment term is for a period not to exceed 5 years or up to 10 years if the purpose of the loan is to acquire a primary residence. The loans are secured by the balance in the participant’s accounts and bear interest at a rate of Prime plus 1%. Interest rates on outstanding loans range from 5.75% to 10.50% as of December 31, 2002. Interest earned on principal loans receivable is allocated directly to a participant directed fund. Principal and interest are paid through payroll deductions. Participant loans are stated at cost which approximates fair value.

Benefit Payments

Vested benefits of retired, disabled, or terminated employees are distributed as a single lump-sum payment or as installment payments over a fixed period of time and are recorded when paid.

Forfeitures

The cumulative forfeitures balance of $122,842 as of December 31, 2002 is available to reduce future employer contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis and in accordance with generally accepted accounting principles.

Investment Valuation and Income Recognition

The Plan invests in mutual funds and common stocks. Each fund is valued at quoted market prices to determine a current fund value. Investments in securities for which exchange quotations are readily available are valued at the last sale price or, if not for sale, at the closing bid price.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend basis. The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Realized gains and losses are recognized, as reported by the trustee, when units of the funds are sold. The average cost method is used in determining the costs of the units sold.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of increases and decreases in net assets during the reporting periods. Actual results could differ from those estimates.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan. Upon a complete or partial termination of the Plan, the account of each affected participant will fully vest. The form and timing of payment will be as determined under the Plan at the time of Plan termination.

Administrative Costs

Personnel and facilities of the Plan sponsor have been used by the Plan for its administrative activities at no cost to the Plan.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of the investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 1996 that the Plan is qualified and that the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. The Plan has been amended subsequent to the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

4.	Investments

The following is a summary of investments that represent 5% or more of the Plan’s net assets at December 31, 2002 and 2001:

	Fair Value
	December 31,
	2002	2001

Artisan International Fund	4,289,951	—
FAM Value Fund	1,884,929	2,334,362
Fidelity Puritan Fund	—	4,460,431
Janus Worldwide Fund	—	3,885,643
King Pharmaceuticals, Inc. Common Stock	6,129,553	15,082,796
MFS Massachusetts Investors Growth Fund	2,552,079	—
PIMCO Total Return Institutional Fund	3,090,712	—
Schwab Retirement Money Market	4,511,629	2,844,883
Vanguard Equity Income Fund	4,754,376	4,532,975
Vanguard Institutional Index Fund	—	5,465,753
Vanguard Index 500 Portfolio	6,040,698	—

5.	Related Party Transactions

At December 31, 2002 and 2001, the Plan held investments in funds managed by First Tennessee National Association, whom the Plan also contracted for trustee services. The fair value of the investments in the funds was $35,529,278 and $42,280,025, respectively.

The King Pharmaceuticals Benevolent Fund, Inc. (“Benevolent Fund”) is a nonprofit corporation independent of King Pharmaceuticals, Inc. (“King”). The Benevolent Fund maintains its own accounting records and its activities are not directly related to the business of King. However, the assets of the Benevolent Fund’s 401(k) Retirement Savings Plan are held by the Charles Schwab Company in conjunction with the assets of the King 401(k) Retirement Savings Plan. First Tennessee National Association serves as the trustee of the assets of both the King plan and the Benevolent Fund plan. TeamVest also serves as the recordkeeper for both of the plans. Although the trust statements used to prepare the Plan’s financial statements include the assets of the Benevolent Fund’s plan, for purposes of the Plan’s financial statements presented here, the Benevolent Fund’s plan assets are not included.

6.	Reconciliation of Financial Statements to 5500

The Form 5500 for the Plan has not yet been filed, however, no material difference is anticipated between the audited financial statements and the Form 5500.

Supplemental Schedule

King Pharmaceuticals, Inc. 401 (k) Retirement Savings Plan
Schedule H, Line 4(i) — Schedule of Assets Held for Investment Purposes
As of December 31, 2002

	Units	Fair Value

Artisan International Fund	290,058	$4,289,951
FAM Value Fund	55,949	1,884,929
King Pharmaceuticals, Inc. Common Stock*	356,577	6,129,553
MFS Mid Cap Growth Fund	76,890	435,203
MFS Massachusetts Investors Growth Fund	276,498	2,552,079
PIMCO Low-Duration Institutional Fund	10,670	109,581
PIMCO Total Return Institutional Fund	289,664	3,090,712
Schwab Retirement Money Market	4,511,629	4,511,629
Vanguard Equity Income Fund	254,245	4,754,376
Vanguard Index Trust 500 Portfolio	74,439	6,040,698
Vanguard Intermediate-Term Bond Index Fund	109,676	1,179,015
Participant Loans (with interest rates from 5.75% to 10.50%)	551,552	551,552

	$6,857,847	$35,529,278

*	Represents allowable party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Date: June 30, 2003

/s/ James R. Lattanzi James R. Lattanzi Chief Financial Officer

EXHIBIT INDEX

23	Report of Independent Accountants

99.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	A signed original of this written statement required by Section 906 has been provided to the King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan (the “Plan”) and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.